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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549







                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 1)

                               DREAMLIFE, INC.
                             (FORMERLY GHS, INC.)
------------------------------------------------------------------------------
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  379333107
------------------------------------------------------------------------------
                                (CUSIP Number)

              ANTHONY R. CALANDRA, MANAGER, DISCOVERY TOYS LLC,
              365 SOUTH ST., MORRISTOWN, NJ 07960 (973) 540-1250
------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               AUGUST 20, 2001
------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   379333107
--------------------------------------------------------------------------------

              1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
                  Discovery Toys, LLC IRS ID No. 22-3698129
--------------------------------------------------------------------------------

              2. Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a)
                  (b)
--------------------------------------------------------------------------------
              3.   SEC Use Only
--------------------------------------------------------------------------------
              4.   Source of Funds (See Instructions)           O.O.
--------------------------------------------------------------------------------
              5.   Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
              6.   Citizenship or Place of Organization         New Jersey
--------------------------------------------------------------------------------

Number of
Shares        7.   Sole Voting Power                                  0
Beneficially -------------------------------------------------------------------
Owned by      8.   Shared Voting Power                                0
Each         -------------------------------------------------------------------
Reporting     9.   Sole Dispositive Power                             0
Person       ------------------------------------------------------------------
With         10.   Shared Dispositive Power                           0
             -------------------------------------------------------------------
             11.   Aggregate Amount Beneficially Owned by Each
                   Reporting Person                                   0
--------------------------------------------------------------------------------
             12.   Check if the Aggregate Amount in Row (11) Excludes
                   Certain Shares (See Instructions)                         [ ]
--------------------------------------------------------------------------------
             13.   Percent of Class Represented by Amount in Row (11)  0
--------------------------------------------------------------------------------
             14.   Type of Reporting Person (See Instructions)
                   O.O.
--------------------------------------------------------------------------------

CUSIP No.   379333107
--------------------------------------------------------------------------------

              1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
                  Anthony R. Calandra.
--------------------------------------------------------------------------------

              2.   Check the Appropriate Box if a Member of a Group (See
                  Instructions)
                  (a)
                  (b)
--------------------------------------------------------------------------------
              3.   SEC Use Only
--------------------------------------------------------------------------------
              4.   Source of Funds (See Instructions)           O.O.
--------------------------------------------------------------------------------
              5.   Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
              6.   Citizenship or Place of Organization         New Jersey
--------------------------------------------------------------------------------

Number of
Shares        7.   Sole Voting Power                             3,256,291
Beneficially -------------------------------------------------------------------
Owned by      8.   Shared Voting Power                                0
Each         -------------------------------------------------------------------
Reporting     9.   Sole Dispositive Power                        3,256,291
Person       ------------------------------------------------------------------
With         10.   Shared Dispositive Power                           0
             -------------------------------------------------------------------
             11.   Aggregate Amount Beneficially Owned by Each
                   Reporting Person                               3,256,291
--------------------------------------------------------------------------------
             12.   Check if the Aggregate Amount in Row (11) Excludes
                   Certain Shares (See Instructions)                         [ ]
--------------------------------------------------------------------------------
             13.   Percent of Class Represented by Amount in Row (11)  5.8%
--------------------------------------------------------------------------------
             14.   Type of Reporting Person (See Instructions)
                   IN
--------------------------------------------------------------------------------

CUSIP No.   379333107
--------------------------------------------------------------------------------

              1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
                  James Liati.
--------------------------------------------------------------------------------

              2. Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a)
                  (b)
--------------------------------------------------------------------------------
              3.   SEC Use Only
--------------------------------------------------------------------------------
              4.   Source of Funds (See Instructions)           O.O.
--------------------------------------------------------------------------------
              5.   Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
              6.   Citizenship or Place of Organization         New Jersey
--------------------------------------------------------------------------------

Number of
Shares        7.   Sole Voting Power                             3,256,291
Beneficially -------------------------------------------------------------------
Owned by      8.   Shared Voting Power                                0
Each         -------------------------------------------------------------------
Reporting     9.   Sole Dispositive Power                        3,256,291
Person       ------------------------------------------------------------------
With         10.   Shared Dispositive Power                           0
             -------------------------------------------------------------------
             11.   Aggregate Amount Beneficially Owned by Each
                   Reporting Person                              3,256,291
--------------------------------------------------------------------------------
             12.   Check if the Aggregate Amount in Row (11) Excludes
                   Certain Shares (See Instructions)                         [ ]
--------------------------------------------------------------------------------
             13.   Percent of Class Represented by Amount in Row (11)  5.8%
--------------------------------------------------------------------------------
             14.   Type of Reporting Person (See Instructions)
                   IN
--------------------------------------------------------------------------------

CUSIP No.   379333107
--------------------------------------------------------------------------------

              1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
                  Frank M. Calabrese.
--------------------------------------------------------------------------------

              2. Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a)
                  (b)
--------------------------------------------------------------------------------
              3.   SEC Use Only
--------------------------------------------------------------------------------
              4.   Source of Funds (See Instructions)           O.O.
--------------------------------------------------------------------------------
              5.   Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
              6.   Citizenship or Place of Organization         New Jersey
--------------------------------------------------------------------------------

Number of
Shares        7.   Sole Voting Power                             3,256,291
Beneficially -------------------------------------------------------------------
Owned by      8.   Shared Voting Power                                0
Each         -------------------------------------------------------------------
Reporting     9.   Sole Dispositive Power                        3,256,291
Person       ------------------------------------------------------------------
With         10.   Shared Dispositive Power                           0
             -------------------------------------------------------------------
             11.   Aggregate Amount Beneficially Owned by Each
                   Reporting Person                              3,256,291
--------------------------------------------------------------------------------
             12.   Check if the Aggregate Amount in Row (11) Excludes
                   Certain Shares (See Instructions)                         [ ]
--------------------------------------------------------------------------------
             13.   Percent of Class Represented by Amount in Row (11)  5.8%
--------------------------------------------------------------------------------
             14.   Type of Reporting Person (See Instructions)
                   IN
--------------------------------------------------------------------------------

CUSIP No.   379333107


--------------------------------------------------------------------------------
               1.    Names of Reporting Persons. I.R.S. Identification Nos. of
                     above persons (entities only).
                     Frank M. Adubato.
--------------------------------------------------------------------------------
               2.    Check the Appropriate Box if a Member of a Group (See
                     Instructions)
                     (a)
                     (b)
--------------------------------------------------------------------------------
               3.    SEC Use Only
--------------------------------------------------------------------------------
               4.    Source of Funds (See Instructions)           O.O.
--------------------------------------------------------------------------------
               5.    Check if Disclosure of Legal Proceedings Is Required
                     Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
               6.    Citizenship or Place of Organization         New Jersey
--------------------------------------------------------------------------------
Number of
Shares         7.    Sole Voting Power                            3,256,291
Beneficially   -----------------------------------------------------------------
Owned by       8.    Shared Voting Power                          0
Each           -----------------------------------------------------------------
Reporting      9.    Sole Dispositive Power                       3,256,291
Person
With           -----------------------------------------------------------------
               10.   Shared Dispositive Power                     0
--------------------------------------------------------------------------------
               11.   Aggregate Amount Beneficially Owned by
                     Each Reporting Person                             3,256,291
--------------------------------------------------------------------------------
               12.   Check if the Aggregate Amount in Row (11) Excludes Certain
                     Shares (See Instructions)                              [ ]
--------------------------------------------------------------------------------
               13.   Percent of Class Represented by Amount in Row (11)     5.8%
--------------------------------------------------------------------------------
               14.   Type of Reporting Person (See Instructions)            IN
--------------------------------------------------------------------------------

CUSIP No.   379333107


--------------------------------------------------------------------------------
               1.    Names of Reporting Persons. I.R.S. Identification Nos. of
                     above persons (entities only).
                     William Taylor.
--------------------------------------------------------------------------------
               2.    Check the Appropriate Box if a Member of a Group (See
                     Instructions)
                     (a)
                     (b)
--------------------------------------------------------------------------------
               3.    SEC Use Only
--------------------------------------------------------------------------------
               4.    Source of Funds (See Instructions)           O.O.
--------------------------------------------------------------------------------
               5.    Check if Disclosure of Legal Proceedings Is Required
                     Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
               6.    Citizenship or Place of Organization         New Jersey
--------------------------------------------------------------------------------
Number of
Shares         7.    Sole Voting Power                            3,256,291
Beneficially   -----------------------------------------------------------------
Owned by       8.    Shared Voting Power                          0
Each           -----------------------------------------------------------------
Reporting      9.    Sole Dispositive Power                       3,256,291
Person
With           -----------------------------------------------------------------
               10.   Shared Dispositive Power                     0
--------------------------------------------------------------------------------
               11.   Aggregate Amount Beneficially Owned by
                     Each Reporting Person                             3,256,291
--------------------------------------------------------------------------------
               12.   Check if the Aggregate Amount in Row (11)
                     Excludes Certain Shares (See Instructions)             [ ]
--------------------------------------------------------------------------------
               13.   Percent of Class Represented by Amount in Row (11)     5.8%
--------------------------------------------------------------------------------
               14.   Type of Reporting Person (See Instructions)            IN
--------------------------------------------------------------------------------

INTRODUCTION

This statement ("Amendment No. 1") amends the Schedule 13D filed July 26, 2001 jointly by Discovery Toys, LLC ("DTLLC"), a New Jersey limited liability company, Anthony R. Calandra, Frank M. Adubato, Frank M. Calabrese, James Liati and William H. Taylor. This statement relates to the Common Stock, $.01 par value ("Common Stock") of dreamlife, inc. ("dreamlife").


--------------------------------------------------------------------------------
ITEM 1.       SECURITY AND ISSUER

              Unchanged

ITEM 2.       IDENTITY AND BACKGROUND

              Unchanged

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              Item 3 is amended to add the following information.

              On August 20, 2001, DTLLC made a distribution of all of the shares of Common Stock owned in dreamlife, to or as directed by, the indirect beneficial owners thereof.

ITEM 4.       PURPOSE OF TRANSACTION

              Unchanged

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

              Item 5 is amended to add the following information.

              As a result of the transfer by DTLLC of all of the shares of dreamlife Common Stock owned by it to the indirect beneficial owners, DTLLC no longer owns any shares of dreamlife Common Stock and Messrs. Calandra, Liati, Adubato, Calabrese and Taylor no longer share voting or dispositive power with respect to any shares of dreamlife common stock.

              Messrs. Calandra, Liati, Calabrese, Adubato and Taylor, each received direct ownership of 3,256,291 shares of dreamlife Common Stock and expect to concurrently file an individual Schedule 13D relating to such direct beneficial ownership. Mr. Julius Koppelman received direct ownership of 860,603 shares. An additional 70,000 shares were distributed to employees and consultants associated with DTLLC.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

              Unchanged

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

              1. Joint Filing Statement on Schedule 13D, as required by Rule 13d-1(f)(1) under the Securities Exchange Act of 1934.

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: August 31, 2001                      DISCOVERY TOYS LLC

                                            By: /s/ Anthony R. Calandra
                                                -----------------------
                                            Anthony R. Calandra
                                            Manager

                                            /s/ Anthony R. Calandra
                                            -----------------------
                                            Anthony R. Calandra

                                            /s/ James Liati
                                            ---------------
                                            James Liati

                                            /s/ Frank M. Calabrese
                                            ----------------------
                                            Frank M. Calabrese

                                            /s/ Frank M. Adubato
                                            --------------------
                                            Frank M. Adubato

                                            /s/ William Taylor
                                            ------------------
                                            William Taylor